Exhibit 99.2

Oculis Hosts R&D Event Today to Showcase Progress on All Three Pipeline Assets

ZUG, Switzerland, April 15, 2025 – Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis” or the “Company"), a global biopharmaceutical company focused on innovations addressing ophthalmic and neuro-ophthalmic diseases with significant unmet medical needs, will host an in-person and virtual R&D Day today, Tuesday, April 15, 2025 from 10:00 AM to 12:00 PM ET at the Intercontinental New York Barclay hotel. To attend the event or participate virtually, please register here.

The event will provide an update on Oculis’ portfolio of three innovative late-stage clinical candidates, offer further details on the recently disclosed ACUITY clinical results and outline the anticipated next steps. Oculis will also discuss future development programs and the company’s portfolio prioritization strategy to drive value and maximize resources. The event will feature several world-renowned key opinion leaders (KOLs), and the presentations will cover:

1.
An update on the execution of the two Phase 3 DIAMOND trials of OCS-01 eye drops in diabetic macular edema (DME), with enrollment for both studies completed (>800 patients) and topline data anticipated in Q2 2026.
2.
The genotype-based development plan to drive a personalized approach in dry eye disease (DED) and Phase 2/3 study design for Licaminlimab (OCS-02) is anticipated to start in 2H 2025.
3.
An expanded data analysis from the ACUITY Phase 2 trial and future development plans for Privosegtor (OCS-05) in acute optic neuritis (AON). Two new programs will be announced utilizing Privosegtor as a neuroprotective treatment for an orphan condition, non-arteritic anterior ischemic optic neuritis (NAION), and for the acute treatment of relapses in multiple sclerosis (MS) patients.

A live question and answer session will follow the formal presentations.

A copy of the presentation will be available following the meeting by visiting the Oculis website on the Events and Presentations section under Investors & Media.

Oculis Investor Meeting in Iceland

Oculis will be holding an investor meeting in Iceland on April 29, where Oculis management and ophthalmology experts will discuss the Company’s late-stage pipeline, in line with its in-person and virtual R&D Day in New York today.

Presentation date and time: April 29, 2025, at 16:00 PM Icelandic time

Location: Vox Club, Reykjavik Hilton Nordica, Suðurlandsbraut 2, 108 Reykjavík, Iceland

To register for the Icelandic event, click here.

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About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS / XICE: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline of multiple innovative product candidates in clinical development includes: OCS-01, a topical eye drop candidate for diabetic macular edema (DME); Privosegtor (OCS-05), a neuroprotective candidate for acute optic neuritis with potentially broad clinical applications in other neuro-ophthalmic diseases; and Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED). Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contact

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors
Corey Davis, Ph.D.
cdavis@lifesciadvisors.com

Media Relations

ICR Healthcare

Amber Fennell / David Daley / Sean Leous

oculis@icrhealthcare.com

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the potential benefits of OCS-01, Licaminlimab (OCS-02), and Privosegtor (OCS-05), including patient impact and market opportunity; the potential of OCS-01 to transform the current treatment paradigm in DME as a non-invasive topical treatment option; the potential of Licaminlimab (OCS-02) to treat ocular inflammatory diseases; the potential of Privosegtor (OCS-05) to become a first-in-class neuroprotective therapy for acute optic neuritis, NAION, MS and other neuro-ophthalmic diseases; the potential of Privosegtor (OCS-05) to potentially have wide applicability in neuro-ophthalmic and neurology indications; expected future milestones and catalysts; the initiation, timing, progress and results of Oculis’ clinical trials, including the progress with both Phase 3 DIAMOND trials of OCS-01 eye drops in DME; Oculis’ research and development programs, regulatory and business strategy, future development plans, including Licaminlimab (OCS-02)’s development plan with precision medicine in DED, and development plans for Privosegtor (OCS-05) in acute optic neuritis, NAION, MS and beyond; and management, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.